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EXHIBIT 99.1

                                  ALTAREX CORP.
                            1999 FIRST QUARTER REPORT



To our Shareholders:

We are very pleased to report that, in the first quarter of 1999, the Company made significant progress with regard to its financing activities, partnering initiatives and, most importantly, its clinical programs. These advances demonstrate once again the ability of the Company to deliver on its milestones which will ultimately create long-term shareholder value. However, the first quarter also saw the addition of a disappointing chapter in the AltaRex story with the initiation by Biomira Inc. of legal action concerning the ownership of important intellectual property of AltaRex, and with a subsequent action filed by the Company against Biomira.

AltaRex continues to make significant progress with regard to its patient enrollment for its OvaRex(TM) MAb clinical programs for late-stage ovarian cancer. As of May 15, 1999 the Company had 245 of a required 280 patients enrolled in its potentially pivotal North American phase IIb trial and 20 of a required 102 patients enrolled in its potentially pivotal U.S. phase IIb trial. Both these trials are expected to be completed in early 2001. In addition, the Company has 12 of 14 patients enrolled in its Vancouver-based open-label phase II trial for OvaRex(TM) MAb. This trial has provided encouraging data to date and we expect to be able to report on preliminary results this year.

As of mid-May, the Company's phase I BrevaRex(TM) MAb trial, for cancer patients expressing the MUC1 tumor associated antigen, had enrolled 5 of a required 15 patients. Enrollment in this trial is expected to be completed this year.

During the quarter, the Company received good news from an independent Data and Safety Monitoring Board (DSMB) concerning its North American phase IIb study of OvaRex(TM) MAb. The DSMB determined that the safety profile of the patients receiving OvaRex(TM) MAb was similar to those patients receiving the placebo. This safety profile is important as OvaRex(TM) MAb utilizes the foreign nature of a mouse antibody to initiate a potent immune response that must also be safe for patients. The DSMB recommended that the Company continue with its trial as designed.

Early in January, AltaRex was pleased to announced the appointment of Christopher F. Nicodemus, M.D., as Senior Vice President, Clinical Research & Development. In addition to his position at AltaRex, Dr. Nicodemus currently holds the position of Associate Physician, Department of Medicine, at the Brigham and Women's Hospital in Boston. Dr. Nicodemus brings to AltaRex thirteen years of clinical research and drug development experience, nine of those years in a management capacity. Dr. Nicodemus has held senior management positions with Diatide Inc., ImmuLogic Pharmaceutical Corp. and Pfizer Labs. His education and experience adds considerable expertise to the Company as we move forward with our Anti-idiotype Induction Therapy (AIT(R)) programs.

In terms of financing, subsequent to the first quarter, the Company successfully completed a public equity offering that initially raised C$14.3 million in gross proceeds through the issuance of 28.5 million common shares. The confidence of investors in our technology is very encouraging in the face of the current Biomira litigation.

Also subsequent to the first quarter, AltaRex was very pleased to announce that it had signed agreements under which associates of Purdue Pharma L.P., a privately controlled Norwalk, CT based pharmaceutical organization, will purchase C$5 million of the above noted equity offering. This brings the total gross proceeds of the offering to C$19.3 million. In addition to Purdue's equity offering, AltaRex has granted Purdue a 180-day option to an exclusive worldwide license to develop and commercialize OvaRex(TM) and BrevaRex(TM) MAbs. If the option is exercised, and Purdue successfully develops these products, Purdue could spend in excess of US$100 million over the next three years in research, development and milestone payments. AltaRex would receive future royalty payments based on any product sales.

The Purdue agreements are important as they serve as a validation of our AIT(R)- based platform technology to address major unmet needs in the field of cancer therapy. Purdue and its associated companies have an impressive track record in oncology sales, particularly with their painkilling product, OxyContin(R) tablets, which is co-promoted with Abbott, whose sales are expected to exceed US$500 million in 1999.


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In February 1999, Biomira commenced legal action against the Company, claiming ownership of a key invention covered in a patent application entitled "Method and Composition for Reconforming Multi-Epitopic Antigens to Initiate an Immune Response." As previously stated, we believe that the Biomira legal claim is without merit and we plan to defend this and all of AltaRex's intellectual property positions vigorously.

In March 1999, AltaRex filed suit against Biomira seeking a declaration of the court that, among other things, (i) Biomira is in breach of the License Agreement and related Asset Purchase Agreement between the companies, (ii) AltaRex has the exclusive worldwide right and license to use the technology licensed to it to develop products using our AIT(R) technology, (iii) as a result of its breaches, Biomira is not entitled to any rights under the License Agreement and (iv) the terms of the License Agreement prohibit Biomira from bringing its legal action. These actions are proceeding through the court. While this litigation is at an early stage, we remain committed to pursuing all appropriate avenues to protect and defend our assets.

The Company continues to meet its milestones and to move forward with its programs. We will continue to update shareholders on our progress as we work towards the development of improved treatment options for the millions of cancer sufferers worldwide. Additional information about AltaRex clinical trials can be found on its web site at www.altarex.com or on the CenterWatch web site at www.centerwatch.com. Additional information about ovarian cancer can be found at www.corrineboyerfund.org and at www.ovarian.org.


Financial Highlights

Revenues for the three months ended March 31, 1999 were $194,145 compared with $259,941 for the same period in 1998. The net decrease is mainly a result of a reduction in interest income due to lower levels of cash and short-term investments.

The net loss for the three months ended March 31, 1999 was $4.7 million or $0.28 per share compared to a net loss of $2.5 million or $0.15 per share for the same period in 1998. The increased net loss represents the Company's increased investment in clinical and product development activities and supporting efforts in product commercialization. The majority of these costs are attributable to the Company's most advanced product, OvaRex(TM) MAb, which is in two potentially pivotal phase IIb clinical trials.

Cash and short-term investments as at March 31, 1999 was $8.4 million compared with $22.6 million at March 31, 1998 and $12.8 million at December 31, 1998. The decrease reflects the ongoing costs of development noted above. In May 1999, the Company has raised approximately $19.3 million in an offering of its common shares. The net proceeds of this offering will be used primarily to fund clinical trial and antibody costs related to OvaRex(TM) MAb and BrevaRex(TM) MAb.



This quarterly report contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "intends", "expects" and similar expressions are intended to identify forward-looking statements. Such factors include, but are not limited to changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of preclinical trial results, the establishment of new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, litigation, proprietary rights, patent protection and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.


                                                      /s/ Richard E. Bagley
                                                      -----------------------
                                                      Richard E. Bagley
                                                      President & CEO








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CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS                    CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In Canadian dollars, Unaudited)                                  (In Canadian dollars, Unaudited)



                                        Three Months Ended                                                  Three Months Ended
                                             MARCH 31                                                            MARCH 31
                                             --------                                                            --------
                                       1999            1998                                                1999             1998
                                       ----            ----                                                ----             ----


Revenue........................... $   194,145     $   259,941    CASH USED IN OPERATING ACTIVITIES
                                   -----------     -----------    Net loss............................ $(4,679,085)     $(2,451,979)
                                                                  Add items not affecting cash:
Research and development..........   3,155,586       2,163,613     Depreciation and amortization......     148,649          122,385
General and administration........   1,717,644         548,307     Amortization of deferred
                                   -----------     -----------     lease credit.......................     (32,300)         (31,000)
                                     4,873,230       2,711,920    Net change in non-cash working
                                   -----------     -----------    capital balances....................     287,090          202,557
Net loss for the period........... $(4,679,085)    $(2,451,979)                                        -----------       ----------
                                   ===========     ===========                                          (4,275,646)      (2,158,037)
                                                                                                        ----------        ---------
Net loss per common share......... $     (0.28)    $     (0.15)
                                   ===========     ===========

Weighted average number of
common shares outstanding.........  16,512,613      16,488,391    CASH USED IN INVESTING ACTIVITIES
                                   ===========     ===========    Purchase of capital assets..........     (25,389)        (245,013)
                                                                                                       -----------       ----------
                                                                                                           (25,389)        (245,013)
                                                                                                       -----------       ----------
CONDENSED CONSOLIDATED BALANCE SHEET
(In Canadian dollars, Unaudited)

                                          As at March 31          CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
                                       1999            1998       Issue of common shares, net.........          --           36,000
                                       ----            ----       Other...............................    (113,633)              --
                                                                                                       -----------       ----------
ASSETS                                                                                                    (113,633)          36,000
                                                                                                       -----------       ----------
 Cash and short-term investments.. $ 8,408,752     $22,635,056
 Other current assets.............     479,310         346,507
 Capital assets, net..............  1,531,159        1,705,396
 Other assets.....................     573,966              --
                                   -----------     -----------
                                   $10,993,187     $24,686,959    NET INCREASE (DECREASE) IN CASH
                                   ===========     ===========    AND SHORT-TERM INVESTMENTS..........  (4,414,668)      (2,367,050)
LIABILITIES AND SHAREHOLDERS' EQUITY                              CASH AND SHORT-TERM INVESTMENTS,
 Current liabilities.............. $ 2,623,966     $   869,493    BEGINNING.OF PERIOD.................  12,823,420       25,002,106
 Deferred lease credit............     401,466         524,676                                         -----------      -----------
 Shareholders' equity.............   7,967,755      23,292,790    CASH AND SHORT-TERM INVESTMENTS,
                                   -----------     -----------    END OF PERIOD....................... $ 8,408,752      $22,635,056
                                   $10,993,187     $24,686,959                                         ===========      ===========
                                   ===========     ===========


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